Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP MEETS PRODUCTION TARGETS,
CASH FLOW INCREASES 22% IN THE SECOND QUARTER

VANCOUVER, British Columbia, July 29, 2009 – Goldcorp Inc. (TSX: G, NYSE: GG) today reported gold production of 582,400 ounces for the second quarter, remaining on track for full-year guidance of 2.3 million ounces of gold produced. Adjusted net earnings1 in the second quarter were $99.2 million, or $0.14 per share.  A non-cash foreign exchange loss on the revaluation of future income tax liabilities led to a reported net loss of $231.6 million, or $0.32 per share.

Second Quarter Highlights

•	Gold production increased 5% over the 2008 second quarter, to 582,400 ounces.

•	Total cash costs[2] for the quarter were $310 per ounce on a by-product basis, and $299 per ounce for the first half of 2009.

•	Total cash costs[2] on a co-product basis were $402 per ounce compared to $432 per ounce in the second quarter of 2008.

•	Operating cash flows before changes in working capital[3] totaled $276.6 million or $0.38 per share, a 22% increase over the second quarter of 2008.

•	Mechanical completion was achieved at the Peñasquito project in Mexico.

•	Completed a 2% convertible note offering with net proceeds of $839.7 million.

•	Dividends paid amounted to $32.9 million.

“Goldcorp’s low-cost operating structure again resulted in outstanding cash margins in the second quarter amid a continued robust gold price environment,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  “Gold production was solid throughout our mine portfolio, and we remain on track to meet our 2009 production and cash cost guidance.  As well, two primary contributors to our five-year, 50% growth profile passed key milestones in the second quarter.  At Peñasquito, the on-time mechanical completion of the first sulphide processing line positions us for the sale of first concentrates from this world-class mine in the latter part of this year. At Red Lake, the completion of the 4199 exploration drift three months ahead of schedule will enable an early start to a drilling program aimed at converting existing gold resources to reserves and identifying new gold resources in the deep high grade zone.   As our next generation of growth projects progresses into development, we were pleased to leverage our strong balance sheet through the sale of 2% convertible notes in the second quarter that brought proceeds of $840 million. This source of low-cost debt greatly enhances our funding flexibility as we invest in our future.  This flexibility has paid immediate dividends in the form of an additional $88 million capital investment to address opportunities throughout our asset base, including earlier-than-expected drilling in the Red Lake high grade zone and the resumption of advanced exploration and development activities at Éléonore.”

Financial Review

Gold sales in the second quarter, compared to the second quarter of 2008, increased to 564,800 ounces at a total cash cost of $310 per ounce on a by-product basis, and $402 per ounce on a co-product basis.  On both a by-product and co-product basis, Goldcorp remains the lowest cost, highest margin senior gold producer in the industry.

Adjusted net earnings totaled $99.2 million, or $0.14 per share, compared to $83.2 million or $0.12 per share, in the second quarter of 2008.  Adjusted net earnings primarily exclude the effect of a non-cash foreign exchange loss on revaluation of future income tax liabilities, but include the impact of non-cash stock option expenses, which amounted to approximately $0.02 per share for the quarter. Operating cash flow before non-cash working capital adjustments3 increased 22% to $276.6 million compared to $226.3 million in last year’s second quarter. Reported net loss in the quarter was $231.6 million compared to net loss of $9.2 million in the second quarter of 2008.

For the first six months ended June 30, 2009, revenues of $1.25 billion were consistent with the revenues in the first six months of 2008 as the 12% increase in gold production was offset by lower realized copper prices.  On a by-product basis, total cash costs were $299 per ounce compared to a total cash cost of $274 per ounce in 2008. Total cash costs on a co-product basis were $377 per ounce in the first half versus $415 per ounce in the 2008 period.

Net earnings in the first six months of 2009 were $59.3 million or $0.08 per share, compared to net earnings of $220.3 million, or $0.31 per share, in 2008.  Adjusted net earnings totaled $264.9 million, or $0.36 per share, compared to $247.9 million, or $0.35 per share, in 2008.  Adjusted net earnings primarily exclude the effect of a non-cash foreign exchange loss on revaluation of future income tax liabilities. Cash flow from operations before working capital changes3 increased 19% to $551.5 million, or $0.76 per share, from $465.4 million, or $0.66 per share, in the first six months of 2008.

Operations Review

The focus at Red Lake mine in Ontario remained on development and exploration advances to provide greater mining flexibility in future years.   Gold production at Red Lake in the second quarter totaled 125,700 ounces at a total cash cost of $326 per ounce compared to gold production of 149,600 ounces at a total cash cost of $339 in the second quarter of 2008. The 4199 exploration drift was completed during the quarter and two drills are now drilling from this new platform in an effort to convert existing resources to reserves and add new resources at depth in the high grade zone for the first time in four years.  Also in the Red Lake district, dewatering of the Cochenour shaft continued in the second quarter with completion targeted for year-end.

A 44% increase in gold production at Musselwhite in Ontario over the 2008 second quarter underscored the growing importance of this mine to Goldcorp’s production profile.  Gold production totalled 71,900 ounces while cash costs fell to $508 per ounce as mining focused in higher grade sections of the orebody.   Mining activity in the second half of 2009 is expected to track in line with previously forecast 2009 production of 235,000 ounces of gold.  The Porcupine mine in Ontario delivered a 5th consecutive quarter of improved cash costs as the Pamour open pit operations wind down, reporting strong operating cash flows from the production of 77,700 ounces of gold.

At Los Filos, in Guerrero state, gold production was 58,500 ounces at a total cash cost of $510 per ounce.  El Sauzal’s production of 53,100 ounces was in line with the forecasted production decrease consistent with its declining mine life.  At San Dimas, strong gold and silver grades and major operating cost savings drove production of 27,100 gold ounces in the second quarter at a total cash cost of $309 per ounce.  Production of 63,000 ounces of gold and 884,900 ounces of silver at Marlin in Guatemala was consistent with plan.

At the closed San Martin mine in Honduras, reclamation efforts continued with minimal disruptions.  The political situation continues to be monitored closely in order to ensure the safety of personnel at the San Martin mine and foundation as they pursue closure activities and community development initiatives.

Project Update

On July 13, 2009 Goldcorp announced the mechanical completion of the first sulphide process line (Line 1) at the Peñasquito project in Zacatecas, Mexico.   The sale of first concentrates from Peñasquito is expected late in the second half of 2009 on the way to anticipated commercial production on January 1, 2010.  Construction of the second sulphide process line (Line 2) is well underway and progressing toward planned completion in the third quarter of 2010.  Many of the components are already on site, including the motors and shells for the second SAG mill and for the two additional ball mills.  Completion of construction of Line 2 and the high pressure grinding rolls circuit is expected in the fourth quarter of 2010, allowing for a ramp-up to mill’s full 130,000 tonnes per day capacity.  For video clips showing start-up and operation of the Line 1 mills as well as the latest photographs from the site, please visit www.goldcorp.com and click on Operations/Peñasquito.

Positive exploration drilling continued at Éléonore in Quebec.  Strong assay results in the deep mineralized zone to the north continued to support ongoing work on an internal prefeasibility study planned for the end of 2009.  Environmental and social impact assessment work is continuing.

In the Dominican Republic, the Company expects to invest approximately $430 million in the Pueblo Viejo project in 2009.  Development of the project continued to track on budget and on schedule for initial gold production in the fourth quarter of 2011 at a total initial capital cost of $2.7 billion or $1.1 billion for Goldcorp’s account.  Goldcorp’s 40% share of gold production in the first five full years of the mine’s life is expected to average approximately 400,000 ounces at total cash costs of between $275 and $300 per ounce.  Goldcorp’s share of proven and probable gold reserves at Pueblo Viejo amounts to 8.96 million ounces.

Based upon improved metals markets and added liquidity from the recent convertible note financing, the Company has completed a mid-year capital review and decided to accelerate development of certain projects. An additional $88 million of capital expenditures have been approved, bringing the total forecasted capital spend for the year to approximately $1.5 billion. These projects include acceleration of exploration of the deep high grade zone at Red Lake following early completion of the 4199 drift, the reactivation of advanced exploration activities at Éléonore including road access and a power line to the site, and an additional $14 million of exploration expenditures at various mines and projects.

This release should be read in conjunction with Goldcorp’s second quarter 2009 unaudited MD&A report on the Company's website, www.goldcorp.com, in the “Investors” section under “Financials”.

A conference call will be held on July 30, 2009 at 10:00 a.m. (PDT) to discuss the second quarter results. Participants may join the call by dialing toll free 866-226-1792 or 416-340-8530 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until August 30, 2009 by dialing 800-408-3053 or 416-695-5800 for calls outside Canada and the

US. Passcode: 7423354. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

(1)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 35 of the 2009 second quarter MD&A for a reconciliation of adjusted earnings to reported net earnings.

(2)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Refer to page 36 of the 2009 second quarter MD&A for a reconciliation of total cash costs to reported operating expenses.

(3)
Operating cash flows before working capital changes and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company's ability to generate cash flow from its mining operations. Cash provided by operating activities reported in accordance with GAAP was $263.7 million in the second quarter ended June 30, 2009.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of Gold Eagle’s business, properties and assets with Goldcorp, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Readers should not place undue reliance on forward-looking statements.  For a more detailed discussion of such risks and other factors, please refer to Goldcorp’s website, www.goldcorp.com.

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL HIGHLIGHTS
(in millions of United States dollars, except per share and per ounce amounts)

		Three Months Ended
		June 30
		2009	2008

Gold produced (ounces)		582,400	553,200
Gold sold (ounces)		564,800	556,200
Copper produced (thousands of pounds)		32,600	24,600
Copper sold (thousands of pounds)		32,900	29,800
Silver produced (ounces)		2,795,000	1,884,600
Silver sold (ounces)		2,053,400	1,932,300
Average realized gold price (per ounce)		$927	$897
Average London spot gold price (per ounce)		$922	$896
Average realized copper price (per pound)		$2.73	$3.93
Average London spot copper price (per pound)		$2.12	$3.83
Average realized silver price (per ounce)		$7.81	$9.12
Average London spot silver price (per ounce)		$13.76	$17.18
Total cash costs – by-product (per gold ounce)		$310	$308
Total cash costs – co-product (per gold ounce)		$402	$432

Production Data:
Red Lake gold mines :	Tonnes of ore milled	200,100	185,300
	Average mill head grade (grams per tonne)	21	26
	Gold ounces produced	125,700	149,600
	Total cash cost per ounce – by product	$326	$339
Porcupine mine :	Tonnes of ore milled	1,007,700	901,300
	Average mill head grade (grams per tonne)	2.68	2.61
	Gold ounces produced	77,700	70,500
	Total cash cost per ounce – by product	$436	$652
Musselwhite mine :	Tonnes of ore milled	340,900	324,300
	Average mill head grade (grams per tonne)	6.94	5.00
	Gold ounces produced	71,900	50,100
	Total cash cost per ounce – by product	$508	$644
San Dimas mine :	Tonnes of ore milled	172,000	150,200
	Average mill head grade (grams per tonne) - gold	5.04	4.15
	Average mill head grade (grams per tonne) - silver	241	264
	Gold ounces produced	27,100	19,500
	Silver ounces produced	1,263,900	1,210,900
	Total cash cost per ounce – by product	$309	$597
	Total cash cost per ounce – co product	$309	$597
Los Filos mine :	Tonnes of ore mined	5,886,000	5,592,500
	Tonnes of waste removed	6,788,100	4,569,000
	Tonnes of ore processed	6,013,400	5,725,700
	Average grade processed (grams per tonne)	0.61	0.60
	Gold ounces produced	58,500	58,500
	Total cash cost per ounce – by product	$510	$470

SUMMARIZED FINANCIAL HIGHLIGHTS (continued) (in millions of United States dollars, except per share and per ounce amounts)
		Three Months Ended
		June 30
		2009	2008

Production Data:

El Sauzal mine :	Tonnes of ore mined	630,700	614,500
	Tonnes of waste removed	925,700	896,900
	Tonnes of ore milled	544,000	516,500
	Average mill head grade (grams per tonne)	3.22	4.32
	Gold ounces produced	53,100	67,700
	Total cash cost per ounce – by product	$185	$149
Marlin mine :	Tonnes of ore milled	540,800	373,400
	Average mill head grade (grams per tonne) - gold	4.04	4.41
	Average mill head grade (grams per tonne) - silver	81	87
	Gold ounces produced	63,000	51,300
	Silver ounces produced	884,900	673,700
	Total cash cost per ounce – by product	$250	$176
	Total cash cost per ounce – co product	$359	$326
Alumbrera mine :	Tonnes of ore mined	2,950,800	1,910,400
	Tonnes of waste removed	5,555,700	7,084,300
	Tonned of ore milled	3,753,000	3,508,000
	Average mill head grade (grams per tonne) - gold	0.53	0.47
	Average mill head grade (%) - copper	0.47%	0.41%
	Gold ounces produced	46,900	40,900
	Copper (thousands of pounds) produced	32,600	24,600
	Total cash cost per ounce – by product	$(559)	$(808)
	Total cash cost cost per ounce – co product	$406	$458
Marigold mine :	Tonnes of ore mined	2,044,500	1,861,500
	Tonnes of waste removed	5,105,100	4,158,600
	Tonnes of ore processed	2,044,500	1,861,500
	Average grade processed (grams per tonne)	0.50	0.56
	Gold ounces produced	19,500	25,200
	Total cash per ounce – by product	$725	$654
Wharf mine :	Tonnes of ore mined	582,200	838,000
	Tonnes of ore processed	680,000	677,900
	Average grade processed (grams per tonne)	0.85	1.24
	Gold ounces produced	18,700	15,000
	Total cash per ounce – by product	$596	$448
Financial Data:
Cash flow from operating activities (before changes in non-cash working capital)		$276.6	$226.3
Net loss		$(231.6)	$(9.2)
Loss per share - basic		$(0.32)	$(0.01)
Adjusted net earnings per share - basic		$0.14	$0.12
Weighted average number of shares outstanding (000’s)		730,539	710,774

Consolidated Statements of Earnings (Loss)
(US dollars in millions, except for share and per share amounts – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Revenues	$628.6	$631.7	$1,253.4	1,258.4
Operating expenses	303.5	318.9	562.1	577.4
Depreciation and depletion	127.8	119.9	254.1	231.1
Earnings from mine operations	197.3	192.9	437.2	449.9
Corporate administration (1)	35.5	41.4	65.5	66.5
Exploration	6.5	15.3	14.6	27.8
Earnings from operations	155.3	136.2	357.1	355.6
Other income (expenses)
Interest and other income (expenses)	(4.7)	9.1	(5.0)	18.8
Interest expense and finance fees	(24.0)	(0.6)	(24.5)	(6.2)
Share of income of equity investee	-	0.1	-	3.9
Loss on foreign exchange	(326.3)	(91.2)	(209.6)	(157.8)
Gain (loss) on non-hedge derivatives, net	8.7	(0.7)	9.7	(32.3)
Gain (loss) on securities, net	0.1	-	0.4	(1.5)
Gain on disposition of Silver Wheaton shares	-	-	-	292.5
Dilution gains (loss)	-	(0.7)	(0.7)	1.4
	(346.2)	(84.0)	(229.7)	118.8
Earnings (loss) before taxes and non-controlling interests	(190.9)	52.2	127.4	474.4
Income and mining taxes	(41.5)	(61.6)	(68.6)	(245.2)
Non-controlling interests	0.8	0.2	0.5	(8.9)
Net earnings (loss)	$(231.6)	$(9.2)	$59.3	$220.3
(1)Stock based compensation expense (non-cash item) included in corporate administration	$12.4	$15.3	$21.9	$19.7
Net earnings (loss) per share
Basic	$(0.32)	$(0.01)	$0.08	$0.31
Diluted	$(0.32)	$(0.01)	$0.08	$0.31
Weighted average number of shares outstanding (000’s)
Basic	730,539	710,774	730,147	709,740
Diluted	730,539	710,774	736,259	714,479

The accompanying notes form an integral part of these unaudited interim consolidated financial statements (available on www.goldcorp.com).

Consolidated Balance Sheets
(US dollars in millions – Unaudited)
	June 30 2009	December 31 2008
Assets
Cash and cash equivalents	$866.0	$262.3
Marketable securities	12.9	10.1
Accounts receivable	212.0	178.6
Income and mining taxes receivable	35.2	15.6
Future income and mining taxes	4.6	3.3
Inventories and stockpiled ore	285.9	226.2
Other	82.5	66.2
Current assets	1,499.1	762.3
Mining interests	17,560.6	17,062.5
Deposits on mining interest expenditures	176.3	229.3
Goodwill	761.8	761.8
Stockpiled ore	89.6	92.6
Investments	198.3	71.9
Other	23.8	28.4
	$20,309.5	$19,008.8
Liabilities
Accounts payable and accrued liabilities	$330.5	$294.0
Income and mining taxes payable	200.9	-
Future income and mining taxes	39.4	181.5
Current portion of long-term debt	12.5	-
Current liabilities	583.3	475.5
Income and mining taxes payable	10.4	28.0
Future income and mining taxes	3,444.3	3,203.9
Long-term debt	705.4	5.3
Reclamation and closure cost obligations	275.2	273.1
Other	24.2	12.7
	5,042.8	3,998.5
Non-controlling interests	50.3	51.2
Shareholders’ Equity
Common shares, share purchase warrants, stock options and convertible senior notes	12,836.5	12,625.2
Retained earnings	2,230.5	2,237.0
Accumulated other comprehensive income	149.4	96.9
	2,379.9	2,333.9
	15,216.4	14,959.1
	$20,309.5	19,008.8

The accompanying notes form an integral part of these unaudited interim consolidated financial statements (available on www.goldcorp.com).

Consolidated Statements of Cash Flows
 (US dollars in millions – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Operating Activities
Net earnings (loss)	$(231.6)	$(9.2)	$59.3	$220.3
Reclamation expenditures	(6.5)	(5.3)	(10.7)	(8.5)
Items not affecting cash
Depreciation and depletion	127.8	119.9	254.1	231.1
Accretion on convertible senior notes	2.0	-	2.0	-
Stock based compensation expense	12.4	15.3	21.9	19.7
Share of income of equity investee	-	(0.1)	-	(3.9)
Unrealized loss (gain) on non-hedge derivatives	(5.9)	(9.8)	(6.8)	13.7
Loss (gain) on securities, net	(0.1)	0.1	(0.4)	1.0
Gain on disposition of Silver Wheaton shares	-	-	-	(292.5)
Dilution loss (gain)	-	0.7	0.7	(1.4)
Future income and mining taxes	37.7	17.8	7.5	126.4
Non-controlling interests	(0.8)	(0.2)	(0.5)	8.9
Transaction costs on convertible senior notes expensed	18.6	-	18.6	-
Unrealized loss on foreign exchange and other	323.0	97.1	205.8	150.6
Change in non-cash working capital	(12.9)	(41.6)	10.3	(64.4)
Cash provided by operating activities	263.7	184.7	561.8	401.0
Investing Activities
Expenditures on mining interests	(260.0)	(252.9)	(520.2)	(447.6)
Deposits on mining interest expenditures	(91.4)	(50.3)	(185.6)	(174.7)
Proceeds from disposition of Silver Wheaton shares, less cash	-	-	-	1,505.1
Purchase of securities	(46.2)	-	(67.7)	-
Other	1.3	(3.1)	1.6	(3.6)
Cash provided by (used in) investing activities	(396.3)	(306.3)	(771.9)	879.2
Financing Activities
Debt borrowings	1,125.1	-	1,329.1	-
Debt repayments	(355.0)	-	(460.0)	(645.0)
Transaction costs on convertible senior notes	(22.8)	-	(22.8)	-
Common shares issued, net	21.8	39.4	32.2	79.8
Dividends paid to common shareholders	(32.9)	(32.0)	(65.8)	(63.9)
Cash provided by (used in) financing activities	736.2	7.4	812.7	(629.1)
Effect of exchange rate changes on cash and cash equivalents	1.6	6.1	1.1	(1.1)
Increase (decrease) in cash and cash equivalents	605.2	(108.1)	603.7	650.0
Cash and cash equivalents, beginning of period	260.8	1,268.9	262.3	510.8
Cash and cash equivalents, end of period	$866.0	$1,160.8	$866.0	$1,160.8

The accompanying notes form an integral part of these unaudited interim consolidated financial statements (available on www.goldcorp.com).